UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SENDAS DISTRIBUIDORA S.A.

(Name of Issuer)

Common Shares, without par value

(Titles of Class of Securities)

81689T 104**

(CUSIP Number)

March 21, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81689T 104	Schedule 13G

1		NAME OF REPORTING PERSON Wilkes Participações S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil (See Item 2(c))
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 89,268,890 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 89,268,890 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,268,890 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (See Item 4)
12		TYPE OF REPORTING PERSON CO

2

CUSIP No. 81689T 104	Schedule 13G

1		NAME OF REPORTING PERSON Segisor S.A.S.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France (See Item 2(c))
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 117,269,140 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 117,269,140 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,269,140 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7% (See Item 4)
12		TYPE OF REPORTING PERSON CO

3

CUSIP No. 81689T 104	Schedule 13G

1		NAME OF REPORTING PERSON Casino, Guichard-Perrachon S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France (See Item 2(c))
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 157,582,860 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 157,582,860 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,582,860 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7% (See Item 4)
12		TYPE OF REPORTING PERSON CO

4

CUSIP No. 81689T 104	Schedule 13G

1		NAME OF REPORTING PERSON Rallye S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France (See Item 2(c))
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 157,582,860 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 157,582,860 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,582,860 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7% (See Item 4)
12		TYPE OF REPORTING PERSON CO

5

CUSIP No. 81689T 104	Schedule 13G

1		NAME OF REPORTING PERSON Foncière Euris S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France (See Item 2(c))
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 157,582,860 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 157,582,860 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,582,860 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7% (See Item 4)
12		TYPE OF REPORTING PERSON CO

6

CUSIP No. 81689T 104	Schedule 13G

1		NAME OF REPORTING PERSON Finatis S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France (See Item 2(c))
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 157,582,860 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 157,582,860 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,582,860 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7% (See Item 4)
12		TYPE OF REPORTING PERSON CO

7

CUSIP No. 81689T 104	Schedule 13G

1		NAME OF REPORTING PERSON Euris S.A.S.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France (See Item 2(c))
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 157,582,860 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 157,582,860 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,582,860 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7% (See Item 4)
12		TYPE OF REPORTING PERSON CO

8

CUSIP No. 81689T 104	Schedule 13G

1		NAME OF REPORTING PERSON Euris Holding S.A.S.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France (See Item 2(c))
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 157,582,860 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 157,582,860 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,582,860 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7% (See Item 4)
12		TYPE OF REPORTING PERSON CO

9

CUSIP No. 81689T 104	Schedule 13G

1		NAME OF REPORTING PERSON Jean-Charles Naouri
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France (See Item 2(c))
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5 (See Item 4)
	6	SHARED VOTING POWER 157,582,860 (See Item 4)
	7	SOLE DISPOSITIVE POWER 5 (See Item 4)
	8	SHARED DISPOSITIVE POWER 157,582,860 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,582,865 (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.7% (See Item 4)
12		TYPE OF REPORTING PERSON IN

10

Item 1(a). Name of Issuer:

Sendas Distribuidora S.A. (“Sendas”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ

Brazil

Item 2(a). Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is being filed jointly by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”), pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), attached hereto as Exhibit 99.1 under which the Reporting Persons have agreed to file this Statement jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1.	Wilkes Participações S.A. (“Wilkes”);
2.	Segisor S.A.S. (“Segisor”);
3.	Casino, Guichard-Perrachon S.A. (“Casino”);
4.	Rallye S.A. (“Rallye”);
5.	Foncière Euris S.A. (“Foncière Euris”);
6.	Finatis S.A. (“Finatis”);
7.	Euris S.A.S. (“Euris”);
8.	Euris Holding S.A.S. (“Euris Holding”); and
9.	Jean-Charles Naouri (“Mr. Naouri”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of Wilkes is as follows:

Avenida Brigadeiro Luis Antonio, 3126

Jardim Paulista

01402-901 São Paulo, SP

Brazil

The principal business address of each of Segisor and Casino is as follows:

1, Cours Antoine Guichard

42000 Saint-Étienne

France

The principal business address of each of Rallye, Foncière Euris, Finatis, Euris, Euris Holding and Mr. Naouri is as follows:

103, rue de la Boetie

75008 Paris

France

Item 2(c). Citizenship:

Wilkes is a sociedade anônima organized under the laws of the Federative Republic of Brazil.

Each of Segisor, Euris and Euris Holding is a société par actions simplifiées organized under the laws of France.

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Each of Casino, Rallye, Foncière Euris and Finatis is a société anonyme organized under the laws of France.

Mr. Naouri is a citizen of France.

Item 2(d). Titles of Classes of Securities:

Common Shares, no par value.

Item 2(e). CUSIP Number:

81689T 104

The CUSIP number of is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

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 Item 4. Ownership

	Beneficial Ownership of Sendas Common Shares (1)
	Items 4(a), (b): Beneficial Ownership		Item 4(c): Voting and Dispositive Power
	Common Shares	Percentage (2)	Sole Power	Shared Power
Wilkes (3)	89,268,890	6.6%	0	89,268,890
Segisor (3)(4)	117,269,140	8.7%	0	117,269,140
Casino (3)(4)(5)	157,582,860	11.7%	0	157,582,860
Rallye (3)(4)(5)	157,582,860	11.7%	0	157,582,860
Foncière Euris (3)(4)(5)	157,582,860	11.7%	0	157,582,860
Finatis (3)(4)(5)	157,582,860	11.7%	0	157,582,860
Euris (3)(4)(5)	157,582,860	11.7%	0	157,582,860
Euris Holding (3)(4)(5)	157,582,860	11.7%	0	157,582,860
Jean-Charles Naouri (3)(4)(5)(6)	157,582,865	11.7%	5	157,582,860

(1)	As of March 21, 2023.
(2)	Based on 1,349,225,264 Sendas common shares outstanding as of March 21, 2023.
(3)	On March 21, 2023: (i) Mr. Naouri held, directly or indirectly, 100% of the share capital and 100% of the voting rights of Euris Holding, in each case including pursuant to a usufruct interest with respect to a 35% shareholding interest in Euris Holding owned by his children, which entitles Mr. Naouri to enjoy all economic interests and rights attached thereto and all voting rights with respect to the allocation of profits; (ii) Euris Holding held directly 78.87% of the share capital and 85% of the voting rights of Euris (iii) Euris held, directly or indirectly, 92.59% of the equity securities and voting power of Finatis; (iv) Finatis held, directly or indirectly, 90.81% of the equity securities and voting power of Foncière Euris; (v) Foncière Euris held directly 57.91% of the equity securities and 71.85% of the voting power of Rallye; (vi) Rallye held, directly or indirectly, 52.31% of the equity securities and 62.04% of the voting power of Casino, including 11.74% of the Casino share capital held in fiduciary trust (8.7% of voting rights); (vii) Casino held directly 100% of the equity securities and voting power of Segisor; and (viii) Segisor held directly 99.99% of the equity securities and voting power of Wilkes.
(4)	Includes 89,268,890 Sendas common shares held of record by Wilkes and 28,000,250 Sendas common shares held of record by Segisor.
(5)	Includes 10 Sendas common shares held of record by Casino and 40,313,710 Sendas common shares held of record by another indirect wholly-owned subsidiary of Casino, which holds less than 5% of Sendas common shares.
(6)	Includes 5 Sendas common shares held of record by Mr. Naouri.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

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Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement, dated as of March 10, 2022, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on March 10, 2022).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2023

Wilkes Participações S.A. By: /s/ Carlos Eduardo Prado
Name:	Carlos Eduardo Prado
Title:	Director

By: /s/ Juan Javier Bordaberry Herran
Name:	Juan Javier Bordaberry Herran
Title:	Director

Segisor S.A.S. By: /s/ Pascal Rivet
Name:	Pascal Rivet
Title:	General Manager

Casino, Guichard-Perrachon S.A. By: /s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri
Title:	Chairman and Chief Executive Officer

Rallye S.A. By: /s/ Alexis Ravalais
Name:	Alexis Ravalais
Title:	Chief Executive Officer

Foncière Euris S.A. By: /s/ Franck Hattab
Name:	Franck Hattab
Title:	Chairman and Chief Executive Officer

Finatis S.A. By: /s/ Didier Lévêque
Name:	Didier Lévêque
Title:	Chairman and Chief Executive Officer

15

Euris S.A.S. By: /s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri
Title:	President

Euris Holding S.A.S. By: /s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri
Title:	President

Jean-Charles Naouri By: /s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri